Mail Stop 4561

February 12, 2009

Michael McGrath
Chief Financial Officer
Mercantile Bancorp, Inc.
200 North 33rd Street
Quincy, Illinois 62301

        Re: **Mercantile Bancorp, Inc.**
                Form 10-K for Fiscal Year Ended
                December 31, 2007
                Forms 10-Q for Fiscal Quarters Ended
                March 31, 2008, June 30, 2008
                and September 30, 2008
                File No. 001-32434

Dear Mr. McGrath:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                     Sincerely,

                     Amit Pande
                     Accounting Branch Chief